SHIN CORPORATION



06010675

RECEIVED
2006 FEB -6 P 4:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 30, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 009/2006, SH 011/2006, SH 019/2006, SH 020/2006 and SH 026/2006**

Subject: 1. To clarify the news regarding SHIN's major shareholder has disposed of its shares to Temasek Holding.
2. Notification of resolution of the Board of directors meeting no. 1/2006.
3. Disclose a copy of Statement of Firm Intention to Make a Tender Offer (Form 247-3).
4. Additional information of major shareholders.
5. Further Clarification about Sale of Share by the Major Shareholders.

Date: January 30, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
FEB 03 2006
THOMSON FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
January 20, 2006

RECEIVED
2006 FEB -6 P 4:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SH 009/2006

January 20, 2006

Subject: To clarify the news regarding SHIN's major shareholder has disposed of its shares to Temasek Holding.

To: The President
The Stock Exchange of Thailand

According to today's news articles it stated that major shareholder of Shin Corporation Public Company Limited (the Company or SHIN) has disposed its shares to Temasek Holding. The Company would like to inform that we have not received any words or information concerning this matter from the major shareholder. The Company will inform the Stock Exchange of Thailand promptly after receiving the information from SHIN's major shareholder.

Summary Translation Letter
To the Stock Exchange of Thailand
January 23, 2006

SH 011/2549

January 23, 2005

Re: Notification of resolution of the Board of directors meeting no. 1/2006

To: President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("**the Company**") held the Board of directors meeting no. 1/2006 on January 23, 2006 at 11.00 a.m. to consider the business plan of the company for the year 2006 as ordinary. In addition to the said agenda, during the meeting the Company has been informed by the major shareholders, which are comprised of Miss Pintongta Shinawatra, Mr. Bhanapot Damapong Mr. Phantongtae Shinawatra, Miss Yingluck Shinawatra and Mrs. Busaba Damapong, that they had sold their shares of the Company to Cedar Holdings Limited ("**Cedar**") and Aspen Holdings Limited ("**Aspen**") in the amount of 1,487,740,120 shares, equal to 49.595% of paid up capital of the Company, on January 23, 2006 at the price of 49.25 per share including Cedar and Aspen have informed the Company regarding the details of shares purchase from the major shareholders. The meeting has urgently considered regarding the purchase and sale of the company's ordinary shares by major shareholders as follows:

1. Acknowledged the sale of the company's ordinary shares by major shareholders with the following details,

Shareholders	amount	% of paid up capital
Miss Pintongta Shinawatra	604,600,000	20.15
Mr. Bhannapot Damapong	404,430,300	13.48
Mr. Phantongtae Shinawatra	458,550,220	15.29
Miss Yingluck Shinawatra	20,000,000	0.67
Mrs. Busaba Damapong	159,600	0.005
Total	**1,487,740,120**	**49.595**

As a result of this transaction, Cedar and Aspen are obliged to make a tender offer for all securities of the Company according to the Notification of the Securities and Exchange Committee No. GorJor. 23/2545 Re: Rules Condition and Procedure for the Acquisition of Securities for Business Takeovers.

The primary information of Cedar and Aspen as follows;

Cedar

1) Name of directors and authorized signatories

1. Mr. S Iswaran
2. Ms. Tan Ai Ching
3. Ms. Chai Yue Joo
4. Mr. Bodin Asavanich

Authorized signatories are "1. Any two of directors can sign jointly with affixing the Company's seal. 2. One director can sign with affixing the Company's seal on the required documents which need to submit at the Ministry of Commerce and the Revenue Department"

2) Name of major shareholders

1. The Siam Commercial Bank PCL holds 9.9 % of the Registered capital
2. Kularb Kaew Company Limited holds 41.1 % of the registered capital
3. Cypress holdings Limited holds 48.99 % of the registered capital

Aspen: 1. Anderton Investment Pte. Ltd. Holds 99.94 % of the registered capital

3) Registered capital is Baht 400,000,000

Aspen

1) Name of directors and authorized signatories

1. Mr. S Iswaran
2. Ms. Tan Ai Ching
3. Ms. Chai Yue Joo

Authorized signatories are "1. Mr. S Iswaran, Ms. Tan Ai Ching and Ms. Chai Yue Joo, any two of these three directors can sign jointly with affixing the Company's seal. 2. One director can sign with affixing the Company's seal on the required documents which need to submit at the Ministry of Commerce and the Revenue Department"

2) Name of major shareholder is Anderton Investment Pte. Ltd. Holds 99.94 % of the registered capital

3) Registered capital is Baht 100,000

However, in connection with the policy to join the management of the company, the Company has not been informed from Cedar and Aspen. If there is some more information, the Company will inform promptly. Moreover, Cedar and Aspen has confirmed to the Company that the Cedar and Aspen do

not have an intention to delist the Company from the Securities Exchange of Thailand ("**SET**") during the 12-month period after the end of the Tender Offer period unless the Company is unable to maintain its listing status under the regulations required by the SET or the Board of directors of the Company deems it appropriate to propose to delist the Company.

After the Company receive the information from the major shareholders, the meeting has consider the agenda that relevant the purchase and sale of the company's ordinary shares by major shareholders

2. Acknowledged the resignation of Mr. Bhannapot Damapong, Mr. Surasak Vajasit and Mr. Aaruk Chonlatanon and unanimously approved the appointment of the following person to be new directors of the Company.

   - Mr. Pong Sarasin will hold the office of Mr. Bhannapot Damapong
   - Mr. S Iswaranwill hold the office of Mr. Surasak Vajasit
   - Mr. Wichit Surapongchai will hold the office of Mr. Aaruk Chonlatanon

Moreover, in the case that Mr. Bhannapot Damapong, who holds the Chairman of the Nominating Committee and the Chairman of the Remuneration Committee, has resigned from such positions, Mr. Pong Sarasin shall replace the said positions of Mr. Bhannapot Damapong.

3. Approved the amendment of authorized signatories of the Company to be compatible with the appointment of new directors, as follows:

   "Mr. Wichit Surapongchai, Mr. S Iswaran, Mr. Boonklee Plangsiri, Mrs. Siripen Sitasuwan, two of these four directors sign jointly together with the company's seal affixed"

4. Acknowledged the making of a tender offer for all securities of the Company. As the case that the major shareholders have reported the sale of their shares to Cedar and Aspen in the amount of 1,487,740,120 shares, equal to 49. 595 % of the paid up capital. Cedar and Aspen are obliged to make a tender offer for all securities of the Company according to the Notification of the Securities and Exchange Committee No. GorJor. 23/2545 Re: Rules Condition and Procedure for the Acquisition of Securities for Business Takeovers. Moreover, the Company are obliged to prepare an opinion concerning the tender offer in the form 250-2 and shall submit such opinion to the Office of the Securities and Exchange Committee ("**the Office**") and shall deliver a copy of such opinion to each shareholder within 15 business days from the date that the Company received the offer from Cedar and Aspen. Furthermore, in preparation of such opinion, the Company shall appoint independent financial advisor to be the advisor who represent the shareholders and make an opinion concerning the offer. The meeting has empowered to the Executives Committee to consider and proposed the independent financial advisor to represent the shareholders and make an opinion concerning the offer to the audit committee for approval.

5. Acknowledged the announcement of Voluntary Tender Offer by informing to the Advanced Info Service Public Company Limited ("**ADVANC**") at the price of Baht 72.31 per share. In this regard, Cedar and Aspen receive the waiver for not obliged to make a tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. GorJor. 53/2545 Re: Rules Condition and Procedure for the Acquisition of Securities for Business Takeovers (Chain Principle) from the Securities and Exchange Committee because

of the Voluntary Tender Offer of ADVANC's shares has compensate the Tender Offer of ADVANC's shares that will occur in the future if Cedar and Aspen hold 50% of paid up capital of the Company after the voluntary tender offer has made.

6. Approved that the Company not to sell any shares of ADVANC which the Company holds 1,263,712,000 shares, equal to 42.82 of paid up capital, according to the public announcement of Cedar and Aspen that they will make a voluntary tender offer for ADVANC shares because the Board of Directors viewed that business of ADVANC is able to gain major profit to the Company and ADVANC's performance is always impressive.

7. Acknowledged the obtaining of a waiver from making chain principle tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. GorJor. 53/2545 Re: Rules Condition and Procedure for the Acquisition of Securities for Business Takeovers (Chain Principle) for all securities of ITV Public Company Limited ("**ITV**"), Shin Satellite Public Company Limited ("**SATTEL**") and CS LoxInfo Public Company Limited ("**CSL**"). As the Takeover Panel of Thailand ("**Takeover Panel**") viewed that Cedar and Aspen do not intend to acquire the securities of ITV and SATTEL, plus, ITV and SATTEL are do not constitute a substantial portion of the assets of SHIN, therefore, the Takeover Panel grants a waiver from making a tender offer for all securities of ITV and SATTEL to Cedar and Aspen. Moreover, as the Company and SATTEL holds less than 50% of paid up capital of CSL, Cedar and Aspen are not obliged to make a tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. GorJor. 53/2545 Re: Rules Condition and Procedure for the Acquisition of Securities for Business Takeovers (Chain Principle) as well.

Furthermore, to provide enough time for shareholders and investors to analyze that information prior to the subsequent trading of shares of the Company, the Company would request the temporary suspension on trading of the Company's shares since 14.30 to 16.30 of today.

RECEIVED
2006 FEB -6 P 4: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary Translation Letter
To the Stock Exchange of Thailand
January 24, 2006

SH 019/2006

January 23, 2006

Subject: Disclose a copy of Statement of Firm Intention to Make a Tender Offer (Form 247-3)

To: The President
The Stock Exchange of Thailand

Today, Cedar Holdings Limited and Aspen Holdings Limited have submitted the Statement of Firm Intention to Make a Tender Offer (Form 247-3) for the securities of Shin Corporation Public Company Limited ("the Company") to the Office of the Securities and Exchange Commission.

The Company would like to disclose to the SET and the investors such information as the enclosed copy of Statement of Firm Intention to Make a Tender Offer.

Form 247-3

Statement of Firm Intention to make a Tender Offer

1. Date of submission of the declaration of the Statement of Firm Intention:

January 23, 2006

2. Name of the Persons Making the Statement of Firm Intention to make a tender offer:

Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen") (collectively the "Persons Making the Statement of Firm Intention")

Cedar and Aspen shall be regarded as the same group of persons under Sections 246 and 247 of the Securities and Exchange Act B.E. 2535 (as amended).

3. Intention to make a tender offer for the securities of:

Shin Corporation Public Company Limited ("SHIN" or the "Company")

4. Detail of securities for which a tender offer will be made:

[/] will make a tender offer for all of the securities in the Company

[ ] will make a tender offer for partial of the securities in the Company according to Part 5 of the Notification of the Securities and Exchange Commission No. KorJor.53/2545

Type of securities	Class	No. of securities tendered (shares)	% of amount of securities tendered:		Offer Price per share (Baht)	Offer Value (Baht)
			Total issued securities of the Company	Total voting rights of the Company		
Ordinary shares	-	1,512,093,307	50.41[1]	50.41[1]	49.25*	74,470,595,370
Preferred shares	-	-	-	-	-	-
Warrants	SHIN-W1	159,416,441	79.71[2]		28.75*	4,583,222,679
Convertible Debentures	-	-	-		-	-
Other securities (if any)	-	-	-		-	-
			Total	**50.41**		79,053,818,049

Source: The Stock Exchange of Thailand

Note: * The Offeree is subject to the tender offer agent fee of 0.25% of the offer price and value added tax ("VAT") of 7% of the tender offer agent fee. Therefore, the net price to be received by the Offeree will be Baht 49.1183 for each ordinary share and Baht 28.6731 for each warrant.

5. Securities held prior to making the Tender Offer and other securities which will be acquired in the future under any other agreements (as of the date of submission of this statement)

5.1 Shares:

Name	Type of shares	No. of shares	% of total issued shares[3] of the Company	% of total voting rights of the Company
I. The Persons Making the Statement of Firm Intention				
1. Cedar Holdings Limited	Ordinary shares	1,158,540,120	38.62	38.62
2. Aspen Holdings Limited	Ordinary shares	329,200,000	10.97	10.97
II. The person in the Same Group as the Persons Making the Statement of Firm Intention	-	-	-	-

[1] As of January 4, 2006, SHIN has a total of 2,999,833,427 issued shares. Source: The Stock Exchange of Thailand.

[2] A total of 200,000,000 warrants were issued by the Company in tranche W1. Source: The Stock Exchange of Thailand.

[3] As of January 4, 2006, SHIN has a total of 2,999,833,427 issued shares. Source: The Stock Exchange of Thailand.

Name	Type of shares	No. of shares	% of total issued shares[3] of the Company	% of total voting rights of the Company
III. The person under Section 258 of the persons specified in I and II	-	-	-	-
IV. Other agreements for acquisition of additional securities of persons specified in I to III	-	-	-	-
	Total	**1,487,740,120**	**49.59**	**49.59**

Source: The Stock Exchange of Thailand

Note: Temasek Holdings (Private) Limited ("Temasek"), through its indirect subsidiaries, Cypress Holdings Limited and Anderton Investments Pte Ltd, is the largest shareholder of Cedar and Aspen, respectively. In addition, Singapore Telecom International Pte. Ltd., which is a wholly-owned subsidiary of Singapore Telecommunications Limited in which Temasek is the major shareholder, holds 32,428,600 ordinary shares of the Company, representing 1.08% of total issued shares of the Company.[4]

5.2 Convertible Securities:

-None-

6. Details of the Preparer of the Tender Offer:

SCB Securities Company Limited

Sindhorn Building, Tower 3, 2nd, 20th, 24th-26th, 28th Floor,
130-132 Wireless Road, Lumpini, Pathumwan, Bangkok 10330

Telephone: 0-2686-2000

Facsimile: 0-2263-3801-2

7. Details of other advisor (if any):

Legal Advisor

Hunton & Williams (Thailand) Limited

17th Floor, Thai Wah Tower 2,
21/125-128 South Sathorn Road, Thungmahamek, Sathorn Bangkok 10120

Telephone: 0-2677-4690

Facsimile: 0-2677-4691-2

[4] Source: The Stock Exchange of Thailand (as of August 26, 2005).

8. Date on which an official tender offer is expected to be filed:

February 1, 2006

9. Summary of a contract / agreement / memorandum of understanding made by The Persons Making the Statement of Firm Intention prior to submission of this statement of firm intention for the purpose of buying and selling significant amount of securities of the Company:

Cedar has purchased 1,158,540,120 ordinary shares of the Company from the Sellers, representing 38.62% of total issued shares of the Company, and Aspen has purchased 329,200,000 ordinary shares of the Company from the Sellers, representing 10.97% of total issued shares of the Company, pursuant to the Share Sale and Purchase Agreement (the "Agreement"). Details of the Agreement can be summarized as follows:

(1) Parties:

The Share Sale and Purchase Agreement between Ms. Pintongta Shinawatra, Mr. Bhanapot Damapong, Mr. Phantongtae Shinawatra, and Ms. Yingluck Shinawatra (collectively the "Sellers") and Cedar Holdings Limited and Aspen Holdings Limited (collectively the "Purchasers") relating to the purchase of ordinary shares of SHIN.

(2) Date of the Agreement:

The Agreement was dated January 23, 2006.

(3) Securities involved:

Type of securities	No. of shares	% of total issued shares	% of total voting rights
Ordinary shares	1,487,740,120	49.59	49.59

(4) Advisors to the contract / agreement / memorandum of understanding:

Hunton & Williams (Thailand) Limited

(5) Conditions and periods of the contract / agreement / memorandum of understanding and responsibilities of the Parties:

As at the date of the Agreement on January 23, 2006, the Persons Making the Statement of Firm Intention agreed to purchase from the Sellers 1,487,740,120 ordinary shares owned by the Sellers for the price of Baht 49.25 (forty-nine point two five) per share. The settlement of funds and delivery of shares will be completed on January 26, 2006.

Summary Translation Letter
To the Stock Exchange of Thailand
January 24, 2006

SH 020/2006

January 24, 2006

Subject: Additional information of major shareholders

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (the Company) would like to clarify the following information about its major shareholders:

1. Major shareholders of Cedar Holding Limited (Cedar)

Major shareholders	Percent of investment (%)	Remark
1. Cypress Holding Limited (Cypress)	49.00	Temasek Holding (Private) Limited, through its indirect subsidiaries
2. Kularb Kaew Co., Ltd.	41.10	List of shareholders : 1. 49% owned by Cypress 2. 30.96% owned by Mr.Pong Sarasin 3. 20% owned by Mr.Suphadej Poonpipat
3. Siam Commercial Bank Plc.	9.90	-

2. Major shareholders of Aspen Holding Limited (Aspen)

Major shareholders	Percent of investment (%)	Remark
1. Anderton Investments Pte Ltd.	99.94	Temasek Holding (Private) Limited, through its indirect subsidiaries

Summary Translation Letter
To the Stock Exchange of Thailand
January 30, 2006

SH 026/2006

January 30, 2006

Re: Further Clarification about Sale of Share by the Major Shareholders

To: President
The Stock Exchange of Thailand

Ref.: The Letter of the SET No. Bor Jor 31/2549 dated January 26, 2006

According the Letter of the SET No. Bor Jor 31/2549 asking for further clarification about the Sale of the Shares by the major shareholders of Shin Corporation Public Company Limited ("**the Company**") in the amount of 1,487,740,120 shares, equal to 49.595% of paid up capital of the Company, to Cedar Holdings Limited ("**Cedar**") and Aspen Holdings Limited ("**Aspen**") ("Purchasers"), the Company would like to give you the further clarification and information as set out in the following provisions:

1. The Company and the Boards received and acknowledged the confirmation of Share Sale by an agent of the major shareholders on January 23, 2006 during the regular Board Meeting being held annually for approval of the Business Plan for Year 2006.

2. As the Purchasers mentioned that it had negotiated 4 to 6 weeks prior to the closing, the Company did not know whether or not due diligence exercise had occurred.

3. With regard to notification of the sale of the shares by the major shareholders to Singtel's group and Telenor's group, the Company checked with the major shareholders. However, the major shareholders denied such transaction.

4. With regard to notification of the Company stating that the Company has not received any information or confirmation from the major shareholders regarding to the sale of the shares to Temasek Holdings group, the Company replied to SET in such manner because the Company checked with the major shareholders but there was no confirmation from the major shareholders in respect of such matter.